Exhibit 99.1

FOR IMMEDIATE RELEASE
October 6, 2022
MEDIA CONTACT:	IR CONTACT:
Karen Fenwick Direct: +44 (0) 1740 608076	Kate Robertson Direct: +1 (832) 663-4656

Venator Provides Third Quarter 2022 Business Update and

Announces Earnings Conference Call

WYNYARD, UK – Venator Materials PLC (NYSE: VNTR) (“Venator”) today provided a third quarter business update.

Simon Turner, President and CEO of Venator, commented, “During the third quarter we saw a meaningful decline in sales volume for our TiO2 products in the European and Asian regions. We expect to report third quarter TiO2 sales volumes to be approximately 25% lower than in the second quarter. With limited outlook visibility and persistently high European energy costs, we have reduced production at our Uerdingen, Germany, facility to minimal levels and are reducing production at our Duisburg facility in Germany as well. We are also implementing other cost mitigation actions across the business. Demand for products from our Performance Additives businesses has been more resilient and the segment continues to perform reasonably well.”

Venator will hold a conference call to discuss its third quarter 2022 financial results on Monday, November 14, 2022, at 08:00 a.m. ET. Results will be released to the public before the market opens that day via PR Newswire.

Call-in numbers for the conference call:
U.S. participants	1-833-366-1118
International participants	1-412-902-6770
(No passcode required)

In order to facilitate the registration process, you may use the following link to pre-register for the conference call. Callers who pre-register will be given a unique PIN and separate call-in number to gain immediate access to the call and bypass the live operator. To pre-register, please go to:

https://dpregister.com/sreg/10171846/f4af61c878

Webcast Information

The conference call and an accompanying presentation will be available via live webcast and can be accessed from the company's website at www.venatorcorp.com/investor-relations. Participants are encouraged to dial into the call or link to the webcast at least fifteen minutes prior to the scheduled start time.

Replay Information

The conference call will be available for replay beginning November 14, 2022 and ending November 21, 2022.

Call-in numbers for the replay:
U.S. participants	1-877-344-7529
International participants	1-412-317-0088
Passcode	6008355

About Venator

Venator is a global manufacturer and marketer of chemical products that comprise a broad range of pigments and additives that bring color and vibrancy to buildings, protect and extend product life, and reduce energy consumption. We market our products globally to a diversified group of industrial customers through two segments: Titanium Dioxide, which consists of our TiO2 business, and Performance Additives, which consists of our functional additives, color pigments and timber treatment businesses. Based in Wynyard, U.K., Venator employs approximately 3,500 associates and sells its products in more than 110 countries.

Social Media

Twitter: www.twitter.com/VenatorCorp

Facebook: www.facebook.com/venatorcorp

LinkedIn: www.linkedin.com/company/venator-corp

Cautionary Statement Concerning Forward-Looking Statements

Certain statements contained in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward- looking statements represent Venator’s expectations or beliefs concerning future events, and it is possible that the expected results described in this press release will not be achieved. These forward looking statements are subject to risks, uncertainties and other factors, many of which are outside of Venator’s control, that could cause actual results to differ materially from the results discussed in the forward looking statements, including volatile global economic conditions and a downturn in the worldwide economy due to inflation, geopolitics, or other factors, changes in raw material and energy prices, interruptions in raw materials and energy, economic and other impacts from the military conflict in Ukraine, the impacts and duration of the global outbreak of the COVID-19 pandemic on the global economy and all aspects of our business, including our employees, customers, suppliers, partners, results of operations, financial condition and liquidity, our ability to maintain sufficient working capital, our ability to access capital markets on favorable terms, the costs associated with the closure of our Pori facility and execution of our business improvement programs and initiatives, our ability to realize financial and operational benefits from our business improvement plans and initiatives, industry production capacity and operating rates, the supply demand balance for our products and that of competing products, pricing pressures, technological developments, legal claims by or against us, changes in government regulations, including increased manufacturing, labeling and waste disposal regulations and the classification of TiO2 as a carcinogen in the EU, management of materials resulting from our manufacturing process, including the ability to develop commercial markets in the regions that we manufacture and our ability to dispose of these materials if necessary, the impacts of increasing climate change regulations, geopolitical events, cyberattacks and public health crises.

Any forward-looking statement speaks only as of the date on which it is made, and, except as required by law, Venator does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for Venator to predict all such factors. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in Venator’s filings with the US Securities and Exchange Commission, including Venator's Annual Reports on Form 20-F for the year ended December 31, 2021 and its Quarterly Report on Forms 6-K for the quarter ended March 31, 2022 and June 30, 2022. The risk factors and other factors noted therein could cause its actual results to differ materially from those contained in any forward-looking statement.